PRIMERO ANNOUNCES ADDITION OF TIMO JAURISTO AND ROHAN HAZELTON TO BOARD OF DIRECTORS

Vancouver, British Columbia, August 26, 2010 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) announced today that it has appointed Mr. Timo Jauristo, Executive Vice President, Corporate Development and Mr. Rohan Hazelton, Vice President, Finance, both of Goldcorp Inc., to its board of directors, effectively immediately.

“We are very pleased to welcome Timo and Rohan to our board,” stated Wade Nesmith, Executive Chairman. “With their appointments, we gain considerable industry experience as well as experience with our primary asset, San Dimas. Timo is a highly respected corporate development professional. Rohan not only brings extensive financial control and mineral sales experience, but was formerly heavily involved in San Dimas planning and operations.

The Company also announced the resignation of John Beaulieu, a member of its board of directors.

“John was a founding director of Mala Noche, our predecessor, and was instrumental in helping us transform Mala Noche from a small exploration company into Primero, the owner of a world class mining asset,” added Mr. Nesmith. “We benefited from John’s sage advice and we wish him well in his future endeavours.”

Timo Jauristo is a geologist with over 30 years of international experience in the mining industry in gold, base metals and uranium. He is currently in charge of Goldcorp’s corporate development program. He spent 15 years with Placer Dome in various operating and corporate roles. Mr. Jauristo was involved in numerous merger and acquisition transactions in many of the major gold producing regions of the world. Between leaving Placer Dome in 2005 and joining Goldcorp in 2009, Mr. Jauristo was the Chief Executive Officer of Zincore Metals Inc. and Southwestern Resources Corp., both junior mining companies with exploration and development assets mostly in Peru. He was also part of the team that discovered the Osborne copper-gold deposit in Queensland.

Rohan Hazelton is a Chartered Accountant with over 15 years of finance experience, 10 of which at senior positions within the mining industry. As Vice President Finance, Mr. Hazelton is responsible for, among other things, Goldcorp’s sales programs. He was formerly Corporate Controller for Goldcorp Inc., prior to Goldcorp Inc.’s merger with Wheaton River Minerals Ltd, he was a key member of Wheaton’s management team. Mr. Hazelton previously worked for Deloitte & Touche LLP and Arthur Andersen LLP. and was a commercial loans officer for Dialog Bank Moscow, Russia. Mr. Hazelton holds a B.A. in Math and Economics from Harvard University.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer with operations in Mexico and intentions to become the next intermediate gold producer. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas.

About San Dimas

The San Dimas gold-silver deposit is one of the most significant precious metal deposits in Mexico. San Dimas consists of three underground gold-silver mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. San Dimas produced 113,000 ounces of gold and 5.1 million ounces of silver in 2009. The district was first mined in 1757 with historical production from the San Dimas district estimated at 11 million ounces of gold and 582 million ounces of silver, affirming it as a world class epithermal mining district.

Primero’s website is www.primeromining.com.

For further information, please contact:

Joseph F. Conway	Tamara Brown
President & CEO	VP, Investor Relations
Tel: (416) 572 2162	Tel: (416) 572 2752
jconway@primeromining.com	tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be deemed “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding proposed growth plans for Primero and intentions to become the next intermediate gold producer. The forward-looking statements are based on reasonable assumptions, including assumptions related to the availability of acquisition targets and financing requirements. Factors that may cause results to vary from anticipations include the risks that Primero may not find acquisition targets at attractive prices, mineral reserves or resources are not as estimated, cost of production will be higher than anticipated, there are fluctuations in capital markets. Although Primero believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Primero’s management on the date the statements are made. Primero undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.